SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Constellium N.V.

(Name of Issuer)

Class A Ordinary Shares, nominal value €0.02

(Title of Class of Securities)

NN22035 104

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 29, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. NN22035 104		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Omega (Lux) S.à.r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 37,561,475 shares of Class A ordinary shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 37,561,475 shares of Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,561,475 shares of Class A ordinary shares

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 36.9%

14	Type of Reporting Person OO

CUSIP No. NN22035 104		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AMI (Luxembourg) S.à.r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 249,043 shares of Class A ordinary shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 249,043 shares of Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 249,043 shares of Class A ordinary shares

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.2%

14	Type of Reporting Person OO

CUSIP No. NN22035 104		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AMI (Holdings) LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 249,043 shares of Class A ordinary shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 249,043 shares of Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 249,043 shares of Class A ordinary shares

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.2%

14	Type of Reporting Person OO

CUSIP No. NN22035 104		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo International Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 249,043 shares of Class A ordinary shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 249,043 shares of Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 249,043 shares of Class A ordinary shares

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.2%

14	Type of Reporting Person PN

CUSIP No. NN22035 104		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo International Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 249,043 shares of Class A ordinary shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 249,043 shares of Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 249,043 shares of Class A ordinary shares

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.2%

14	Type of Reporting Person OO

CUSIP No. NN22035 104		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AIF VII Euro Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 37,561,475 shares of Class A ordinary shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 37,561,475 shares of Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,561,475 shares of Class A ordinary shares

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 36.9%

14	Type of Reporting Person PN

CUSIP No. NN22035 104		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Advisors VII (EH), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 37,561,475 shares of Class A ordinary shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 37,561,475 shares of Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,561,475 shares of Class A ordinary shares

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 36.9%

14	Type of Reporting Person PN

CUSIP No. NN22035 104		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Advisors VII (EH-GP), Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 37,561,475 shares of Class A ordinary shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 37,561,475 shares of Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,561,475 shares of Class A ordinary shares

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 36.9%

14	Type of Reporting Person OO

CUSIP No. NN22035 104		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 37,561,475 shares of Class A ordinary shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 37,561,475 shares of Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,561,475 shares of Class A ordinary shares

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 36.9%

14	Type of Reporting Person PN

CUSIP No. NN22035 104		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings III GP, Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 37,561,475 shares of Class A ordinary shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 37,561,475 shares of Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,561,475 shares of Class A ordinary shares

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 36.9%

14	Type of Reporting Person OO

CUSIP No. NN22035 104		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management VII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 37,561,475 shares of Class A ordinary shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 37,561,475 shares of Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,561,475 shares of Class A ordinary shares

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares * ☒

13	Percent of Class Represented by Amount in Row (11) 36.9%

14	Type of Reporting Person PN

CUSIP No. NN22035 104		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AIF VII Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 37,561,475 shares of Class A ordinary shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 37,561,475 shares of Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,561,475 shares of Class A ordinary shares

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 36.9%

14	Type of Reporting Person OO

CUSIP No. NN22035 104		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 37,561,475 shares of Class A ordinary shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 37,561,475 shares of Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,561,475 shares of Class A ordinary shares

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 36.9%

14	Type of Reporting Person PN

CUSIP No. NN22035 104		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 37,561,475 shares of Class A ordinary shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 37,561,475 shares of Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,561,475 shares of Class A ordinary shares

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 36.9%

14	Type of Reporting Person OO

CUSIP No. NN22035 104		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 37,810,518 shares of Class A ordinary shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 37,810,518 shares of Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,810,518 shares of Class A ordinary shares

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 37.1%

14	Type of Reporting Person PN

CUSIP No. NN22035 104		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 37,810,518 shares of Class A ordinary shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 37,810,518 shares of Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,810,518 shares of Class A ordinary shares

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 37.1%

14	Type of Reporting Person OO

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.         Security and Issuer

This Statement on Schedule 13D relates to the Class A ordinary shares, nominal value €0.02 (the “Ordinary Shares”), of Constellium N.V. (the “Issuer”).  The principal executive offices of the Issuer are located at Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, The Netherlands.

Item 2.         Identity and Background

This Statement on Schedule 13D is filed jointly by (i) Apollo Omega (Lux) S.à.r.l., a private limited liability company incorporated under the laws of Luxembourg (“Apollo Omega”), (ii) AMI (Luxembourg) S.à.r.l., a private limited liability company incorporated under the laws of Luxembourg (“AMI”), (iii) AMI (Holdings) LLC, a Delaware limited liability company (“AMI Holdings”), (iv) Apollo International Management, L.P. (“Intl Management”), a Delaware limited partnership, (v) Apollo International Management GP, LLC (“International GP”), a Delaware limited liability company, (vi) AIF VII Euro Holdings, L.P., an exempted limited partnership registered in the Cayman Islands (“Euro Holdings”), (vii) Apollo Advisors VII (EH), L.P. (“Advisors VII (EH)”), an exempted limited partnership registered in the Cayman Islands, (viii) Apollo Advisors VII (EH-GP), Ltd. (“Advisors VII (EH-GP)”), an exempted company incorporated in the Cayman Islands with limited liability, (ix) Apollo Principal Holdings III, L.P. (“Principal III”), an exempted limited partnership registered in the Cayman Islands, (x) Apollo Principal Holdings III GP, Ltd. (“Principal III GP”), an exempted company incorporated in the Cayman Islands with limited liability, (xi) Apollo Management VII, L.P. (“Management VII”), a Delaware limited partnership, (xii) AIF VII Management, LLC (“AIF VII LLC”), a Delaware limited liability company, (xiii) Apollo Management, L.P. (“Apollo Management”), a Delaware limited partnership, (xiv) Apollo Management GP, LLC (“Management GP”), a Delaware limited liability company, (xv) Apollo Management Holdings, L.P. (“Management Holdings”), a Delaware limited partnership, and (xvi) Apollo Management Holdings GP, LLC (“Management Holdings GP”), a Delaware limited liability company.  The foregoing are referred to herein collectively as the “Reporting Persons.”  The principal address for each of Apollo Omega and AMI is 44 Avenue John F. Kennedy, L-1885, Luxembourg.  The principal address for each of Euro Holdings, Advisors VII (EH), Advisors VII (EH GP), Principal III and Principal III GP is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Street, George Town, KY1-9005 Grand Cayman, Cayman Islands.  The principal address for each of AMI Holdings, Management VII, AIF VII LLC, Apollo Management, Management GP, Intl Management, International GP, Management Holdings and Management Holdings GP is 9 West 57th Street, 43rd Floor, New York, New York 10019.

Apollo Omega is principally engaged in the business of investment in securities.  Euro Holdings is the sole shareholder of Apollo Omega and is principally engaged in the business of serving as the sole shareholder of Apollo Omega and as the sole shareholder or member of other investment funds.

AMI is principally engaged in the business of investment in securities and holds the Ordinary Shares for the benefit of the limited partnership for which it serves as the general partner.  AMI Holdings is the sole shareholder of AMI and is principally engaged in the business of serving as the sole shareholder of AMI.  Intl Management serves as the sole member and manager of AMI Holdings and is principally engaged in serving as the general partner or member and manager of Apollo management entities.  International GP serves as the general partner of Intl Management and is principally engaged in the business of serving as the general partner of Intl Management.

Advisors VII (EH) serves as the general partner of Euro Holdings, and is principally engaged in the business of serving as the general partner of Euro Holdings and other investment funds.  Advisors VII (EH-GP) serves as the general partner of Advisors VII (EH) and is principally engaged in the business of serving as the general partner of Advisors VII (EH).  Principal III serves as the sole shareholder of Advisors VII (EH-GP) and is principally engaged in serving as the sole shareholder or sole member and manager of Advisor VII (EH-GP) and other Apollo advisor entities.  Principal III GP serves as the general partner of Principal III and is principally engaged in the business of serving as the general partner of Principal III.

Management VII serves as the manager of Euro Holdings and is principally engaged in the business of serving as the manager of Apollo investment funds.  AIF VII LLC serves as the general partner of Management VII and is principally engaged in the business of serving as the general partner of Management VI.  Apollo Management serves as the sole member and manager of AIF VII LLC, and is principally engaged in the business of serving as the member and manager of Apollo management entities.  Management GP serves as the general partner of Apollo Management and is principally engaged in the business of serving as the general partner of Apollo Management.

Management Holdings serves as the sole member and manager of each of Management GP and International GP, and is principally engaged in the business of serving as the sole member and manager of Management GP, International GP and other Apollo management entities.  Management Holdings GP serves as the general partner of Management Holdings and is principally engaged in the business of serving as the general partner of Management Holdings.

Attached as Appendix A to Item 2 is information concerning the executive officers, managers and directors of Principal III GP and Management Holdings GP and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration

Apollo Omega acquired 1,800,000 Ordinary Shares from the Issuer on May 14, 2010 for an aggregate purchase price of €18,000 in cash.  On January 4, 2011, Apollo Omega acquired 45 Ordinary Shares from the Issuer for an aggregate purchase price of $63,750,000, and on August 2, 2011, AMI acquired 11,859 Ordinary Shares from Apollo Omega for an aggregate purchase price of $419,995.80 in cash.  Apollo Omega and AMI obtained the funds to purchase the Ordinary Shares from capital contributions from their respective shareholders.  In connection with a recapitalization prior to the Issuer’s initial public offering, the Issuer issued an additional 22.8 Ordinary Shares for each outstanding Ordinary Share to each shareholder, as a result of which Apollo Omega acquired an additional 40,777,082 Ordinary Shares and AMI acquired an additional 270,428 Ordinary Shares, for no additional consideration from Apollo Omega or AMI.

Item 4.         Purpose of Transaction

All of the Ordinary Shares that are held of record by Apollo Omega and AMI as reported herein were acquired for investment purposes.  The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  None of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

Item 5.         Interest in Securities of the Issuer

Under the terms of the Amended and Restated Shareholders Agreement dated as of May 29, 2013 (the “Shareholders Agreement”), among Apollo Omega, AMI, Rio Tinto International Holdings Ltd. (“Rio Tinto”), Fonds Stratégique d’Investissement (“FSI”) and the Issuer, each of Apollo Omega, AMI, Rio Tinto and FSI (collectively, the “Sponsoring Shareholders”) agreed that as long as the number of Ordinary Shares owned by a Sponsoring Shareholder equals or exceeds a specified percentage amount, Rio Tinto and FSI would each be entitled to designate for binding nomination one member of the board of directors of the Issuer, and Apollo Omega and AMI collectively would have the right to designate for binding nomination a majority of the board of directors or two members of the board of directors, depending on whether the aggregate number of shares held by Apollo Omega and AMI equals or exceeds the required percentage amount.  Each of the Sponsoring Shareholders also agreed to vote in favor of each director nominated by the other Sponsoring Shareholders, as long as the Sponsoring Shareholder that nominated the director continues to hold the required percentage amount of the Issuer’s Ordinary Shares.  Accordingly, the Reporting Persons may be deemed to comprise a group with Rio Tinto and FSI within the meaning of the Securities Exchange Act of 1934, as amended, that may be deemed to share voting power with respect to the aggregate 78,851,412 Ordinary Shares held by the Sponsoring Shareholders, which represents approximately 77.4% of the Issuer’s outstanding Ordinary Shares.  See the Statements on Schedule 13D filed with the Securities and Exchange Commission by Rio Tinto and by FSI, respectively.  Each of the Reporting Persons disclaims beneficial ownership of all of the Ordinary Shares held by Rio Tinto or FSI, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

On May 29, 2013, Apollo Omega and AMI sold an aggregate of 5,037,037 Ordinary Shares pursuant to an underwritten offering (the “Offering”), as discussed in the Issuer’s registration statement on Form F-1 (File No. 333-188556), filed with the Securities and Exchange Commission on May 13, 2013, as amended, and the underwriting agreement dated as of May 22, 2013 (the “Underwriting Agreement”), among the Issuer, Apollo Omega, AMI, Rio Tinto, and Goldman, Sachs & Co., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC as representatives of the underwriters identified therein.  Following the sales of Ordinary Shares, Apollo Omega and AMI are the record owners of an aggregate of 37,810,518 Ordinary Shares, which represents approximately 37.1% of the Issuer’s outstanding Ordinary Shares.

The Ordinary Shares reported as beneficially owned by each Reporting Person includes only those shares over which such person may be deemed to have voting or dispositive power.  Neither Apollo Omega or AMI has voting or dispositive power over the shares owned of record by the other, and only Management Holdings and Management Holdings GP report beneficial ownership of all of the Ordinary Shares held of record and reported as beneficially owned by Apollo Omega and AMI.  Each of the Reporting Persons disclaims beneficial ownership of all of the Ordinary Shares included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)  See also the information contained on the cover pages of this Statement on Schedule 13D which is incorporated herein by reference.  The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 101,811,560 outstanding Ordinary Shares of the Issuer as of May 29, 2013, as reported in the Issuer’s Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on May 23, 2013.

(b)           See the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference.

(c)           There have been no reportable transactions with respect to the Ordinary Shares of the Issuer within the last 60 days by the Reporting Persons other than as described in this Schedule 13D.

(d)           Not applicable.

(e)           Not applicable.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended and Restated Shareholders Agreement

Under the terms of the Shareholders Agreement, each of Apollo Omega, AMI, Rio Tinto and FSI (collectively, the “Sponsoring Shareholders”) agreed that as long as the total number of Ordinary Shares:

1)    owned by Rio Tinto and its affiliates equals or exceeds 10% of the total number of outstanding Ordinary Shares (but excluding Ordinary Shares issued pursuant to a management equity plan of the Issuer), or Rio Tinto continues to hold all of the Ordinary Shares initially subscribed for by Rio Tinto or its affiliates in 2010, Rio Tinto will be entitled to designate for binding nomination one member of the board of directors of the Issuer;

2)    owned by FSI and its affiliates equals or exceeds 4% of the total number of outstanding Ordinary Shares (but excluding Ordinary Shares issued pursuant to a management equity plan of the Issuer), or FSI continues to hold all of the Ordinary Shares initially subscribed for by FSI or its affiliates in 2010, FSI will be entitled to designate for binding nomination one member of the board of directors of the Issuer;

3)    owned by Apollo Omega and AMI and their respective affiliates (i) equals or exceeds 40% of the total number of outstanding Ordinary Shares (but excluding Ordinary Shares issued pursuant to a management equity plan of the Issuer), or Apollo Omega and AMI, together with their respective affiliates, continue to hold all of the Ordinary Shares initially subscribed for by such persons in 2010, and (ii) no person that is not an affiliate of Apollo Omega or AMI holds a majority of the Ordinary Shares, Apollo Omega and AMI collectively will be entitled to designate for binding nomination a majority of the directors comprising the board of directors of the Issuer; and if Apollo Omega and AMI fail to satisfy either of the foregoing conditions, Apollo Omega and AMI will collectively be entitled to nominate two directors as long as the total number of Ordinary Shares equals or exceeds 10% of the total number of outstanding Ordinary Shares (but excluding Ordinary Shares issued pursuant to a management equity plan of the Issuer).

Each of the Sponsoring Shareholders also agreed to vote in favor of each director nominated by the other Sponsoring Shareholders, as long as the Sponsoring Shareholder that nominated the director continues to hold the required percentage amount of the Issuer’s Ordinary Shares.

Underwriting Agreement

On May 22, 2013, the Issuer, Apollo Omega, AMI and Rio Tinto entered into the Underwriting Agreement with Goldman, Sachs & Co., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC as representatives of the underwriters identified in the Underwriting Agreement (collectively, the “Underwriters”), with respect to the sale of Ordinary Shares issued by the Issuer, the sale of Ordinary Shares held by Rio Tinto, and the sale of an aggregate of 5,037,037 Ordinary Shares held by Apollo Omega and AMI.  Closing of the sales occurred on May 29, 2013.

Lock-Up Agreement

In connection with the Issuer’s initial public offering and pursuant to the Underwriting Agreement, Apollo Omega and AMI each entered into a lock-up agreement (the “Lock-Up Agreement”) with the representatives of the underwriters in the initial public offering, pursuant to which Apollo Omega and AMI each agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or agree to dispose of, any of the Ordinary Shares, or any options or warrants to purchase any Ordinary Shares, or any securities convertible into, exchangeable for or that represent the right to receive any Ordinary Shares, for a 180 day period ending on the date that is 180 days after, May 22, 2013 (such period, the “Lock-Up Period”), except with the prior written consent of the representatives of the underwriters.

The Lock-Up Period will be automatically extended if (i) during the last 17 days of the Lock-Up Period, the Issuer releases earnings results or announces material news or a material event, or (ii) prior to the expiration of the Lock-Up Period, the Issuer announces that it will release earnings results during the 15-day period following the last day of the Lock-Up Period, in which case the restrictions imposed by the Lock-Up Agreement will continue to apply until the expiration of the 18-day period beginning on the date of the release of the earnings results or the announcement of the material news or material event, unless Goldman, Sachs & Co., as the representative of the underwriters, agrees to waive such extension.

Share Purchase Agreement

On May 22, 2013, Apollo Omega, AMI, Rio Tinto and FSI entered into a Share Purchase Agreement (the “Purchase Agreement”) whereby FSI agreed to place a binding order to purchase 4,445,488 Ordinary Shares in the Issuer’s initial public offering, and Apollo Omega, AMI and Rio Tinto agreed to use best efforts to cause the underwriters in the initial public offering to allocate that number of Ordinary Shares to FSI.  Under the terms of the Purchase Agreement, FSI also agreed that if FSI purchased Ordinary Shares in the initial public offering, then until May 29, 2014, neither FSI nor its affiliates would directly or indirectly acquire, offer or propose to acquire, or agree to acquire, whether by purchase, tender or exchange offer, or through the acquisition of control of another person or by joining a group, any securities of the Issuer that would result in FSI and its affiliates owning, controlling or otherwise having a beneficial or other ownership interest in the Issuer which in the aggregate is greater than the percentage ownership interest in the Issuer held by FSI as of the closing of the Issuer’s initial public offering.  The limitation on FSI’s acquisition of Ordinary Shares is subject to certain exceptions, including in the event that Apollo Omega, AMI and Rio Tinto, acting jointly, waive the limitation in whole or in part.  In addition, if FSI’s percentage ownership interest in the Issuer’s outstanding Ordinary Shares is less than 12.5% following the closing of the initial public offering and the exercise of any over-allotment option granted to the underwriters, then commencing on November 29, 2013, FSI and its affiliates can purchase

Ordinary Shares or other securities of the Issuer as long as the percentage ownership interest of FSI and its affiliates in the Issuer does not exceed 12.5%.

The summaries of the Shareholders Agreement and the Underwriting Agreement as described in this Item 6 and in Item 5 above, and of the Lock-Up Agreement and the Purchase Agreement as described in this Item 6, do not purport to be complete and are qualified in their entirety by reference to such agreements, which are attached to this Statement on Schedule 13D as Exhibit 2, Exhibit 3, Exhibit 4 and Exhibit 5, respectively, and are incorporated herein by this reference.

Item 7.         Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement dated as of June 10, 2013, by and among the Reporting Persons.

Exhibit 2:

Form of Amended and Restated Shareholders’ Agreement, dated as of May 29, 2013, by and among the Issuer, Apollo Omega, AMI, Rio Tinto and FSI (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 13, 2013 (File No. 333-188556), as amended).

Exhibit 3:

Form of Underwriting Agreement, by and among the Issuer, Apollo Omega, AMI, Rio Tinto, and Goldman, Sachs & Co., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC as representatives of the Underwriters named in Schedule I to the Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to Amendment No. 3 to the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 21, 2013 (File No. 333-188556)).

Exhibit 4

Form of Lock-Up Agreement, by and among Goldman, Sachs & Co., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC as representatives of the Underwriters named in Schedule I to the Underwriting Agreement referred to therein, and Apollo Omega and AMI (incorporated herein by reference to Annex III to Exhibit 1.1 to Amendment No. 3 to the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 21, 2013 (File No. 333-188556)).

Exhibit 5	Share Purchase Agreement dated as of May 22, 2013, by and among Apollo Omega, AMI, Rio Tinto and FSI.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated:  June 10, 2013

APOLLO OMEGA (LUX) S.À.R.L

By:	AIF VII Euro Holdings, L.P.
its sole shareholder

	By:	Apollo Advisors VII (EH), L.P.
its general partner

		By:	Apollo Advisors VII (EH-GP), Ltd.
its general partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

AMI (LUXEMBOURG) S.À.R.L.

By:	AMI (Holdings) LLC
its sole shareholder

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

AMI (HOLDINGS) LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO INTERNATIONAL MANAGEMENT, L.P.

By:	Apollo International Management GP, LLC
its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO INTERNATIONAL MANAGEMENT GP, LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

AIF VII EURO HOLDINGS, L.P.

By:	Apollo Advisors VII (EH), L.P.
its general partner

	By:		Apollo Advisors VII (EH-GP), Ltd.
its general partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO ADVISORS VII (EH), L.P.

By:	Apollo Advisors VII (EH-GP), Ltd.
its general partner

	By:		/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO ADVISORS VII (EH-GP), LTD.

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO PRINCIPAL HOLDINGS III, L.P.

By:	Apollo Principal Holdings III GP, Ltd.
its general partner

	By:		/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO PRINCIPAL HOLDINGS III GP, LTD.

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT VII, L.P.

By:	AIF VII Management, LLC
its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

AIF VII MANAGEMENT, LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC
its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC
its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers, directors and managers, as applicable, of Management Holdings GP and Principal III GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

Messrs. Leon D. Black, Joshua Harris and Marc Rowan are the managers, as well as principal executive officers, of Management Holdings GP, and the directors of Principal III GP.  The principal occupations of each of Messrs. Black, Harris and Rowan is to act as executive officers, managers and directors, as the case may be, of Management Holdings GP, Principal III GP and other related investment managers and advisors.

The business address of each of Messrs. Black, Harris and Rowan is 9 West 57th Street, 43rd Floor, New York, New York 10019.  Messrs. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaim beneficial ownership of all of the Ordinary Shares included in this report, and the filing of this report shall not be construed as an admission that any such person is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose..